ENTERACTIVE, INC.
                              110 West 40th Street
                            New York, New York 100018


                                                              September 16, 1997


To The Holders of Enteractive, Inc.'s Common Stock Purchase Warrants Expiring October 20, 1997:

                  I am pleased to tell you about a new financial initiative that the Board of Directors has authorized which should improve our capital structure.

                  The Board has approved a plan to exchange one share of the Company's Common Stock for Twenty of its publicly traded Common Stock Purchase Warrants Expiring October 20, 1997:

                  For a detailed description of this initiative, of the terms for the proposed transaction and necessary procedures to participate in the Exchange Offer, please see the enclosed Offering Circular, dated September 16, 1997, the accompanying Letter of Transmittal and the other ancillary documents. The Exchange Offer is subject to certain conditions.

                  The purpose of the Exchange Offer is to 1.) reduce the overhang to the market for the Company's Common Stock and 2.) offer Warrant holders the opportunity to participate in any long term appreciation of the Company's securities, since absent the Exchange Offer, it is likely that the Warrants will expire unexercised on October 20, 1997.

                  The Company reviewed various exchange ratios and has concluded that a ratio of one share of Common Stock for every 20 warrants best serves the needs of the Company, its stockholders and the Warrant holders.

                  Management and the Board of Directors are convinced that the Exchange Offer is an important part of Enteractive, Inc. long- term strategy to improve its financial strength and its capitalization and to meet its growth objectives.

                  We look forward to your continued support of our Company.

                                             Sincerely,


                                             /s/ Andrew Gyenes
                                             Chairman of the Board and
                                             Chief Executive Officer